1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 30, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/03/30
Chunghwa Telecom Co., Ltd.

	By:	/s/ Tan HoChen
	Name:	Tan HoChen
	Title:	Chairman & CEO

Exhibit

Exhibit	Description

1	Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors’ Report- ROC GAAP

2	Financial Statements as of December 31, 2004 and 2005, and for Each of the Years in the Three Year Period Ended December 31, 2005- US GAAP

3	Press Release on 2006/03/30

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2005 and 2004 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with relevant regulations governing the preparation of financial statements of public companies (applied before August 12, 2005) and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company completed privatization on August 12, 2005 and the accounts before privatization were subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

March 17, 2006

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

	2005		2004 (As Adjusted - Note 3)
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$41,890,668	9	$29,282,811	6
Short-term investments (Notes 2 and 5)	14,102,017	3	9,114,513	2
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,550,738 in 2005 and $ 2,585,089 in 2004 (Notes 2, 6 and 20)	12,507,182	3	13,555,006	3
Other current monetary assets (Notes 7 and 17)	5,706,740	1	1,516,204	1
Inventories, net (Notes 2 and 8)	2,120,472	—	1,438,997	—
Deferred income taxes (Notes 2 and 17)	2,321,399	1	12,289,961	3
Other current assets (Notes 2, 9 and 19)	1,247,036	—	664,126	—

Total current assets	79,895,514	17	67,861,618	15

INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 10 and 21)
Funds	2,500,000	1	2,000,000	—
Investments accounted for using the equity method	1,524,938	—	1,429,035	—
Investments accounted for using the cost method	1,866,280	—	2,605,956	1

Total investment in unconsolidated companies and funds	5,891,218	1	6,034,991	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 20)
Cost
Land	101,784,869	22	101,835,826	22
Land improvements	1,474,429	—	1,455,683	—
Buildings	57,451,040	13	56,050,758	12
Machinery and equipment	21,753,818	5	21,661,260	5
Telecommunications network facilities	627,609,240	137	620,949,036	133
Miscellaneous equipment	2,046,160	—	2,097,365	—

Total cost	812,119,556	177	804,049,928	172
Revaluation increment on land	5,945,850	1	5,951,368	1

	818,065,406	178	810,001,296	173
Less: Accumulated depreciation	485,063,949	105	461,797,504	99

	333,001,457	73	348,203,792	74
Construction in progress and advances related to acquisitions of equipment	27,881,012	6	31,279,696	7

Property, plant and equipment, net	360,882,469	79	379,483,488	81

INTANGIBLE ASSETS
3G concession (Note 2)	9,731,914	2	10,179,000	2
Deferred pension cost (Notes 2 and 19)	—	—	1,243,465	1
Patents and computer software, net (Note 2)	183,404	—	207,661	—

Total intangible assets	9,915,318	2	11,630,126	3

OTHER ASSETS
Refundable deposits	1,577,167	1	1,357,219	—
Overdue receivables, net of allowance for losses of $1,053,866 in 2005 and $1,888,344 in 2004 (Notes 2 and 6)	331,823	—	435,363	—
Deferred income taxes - non-current (Notes 2 and 17)	85,866	—	—	—
Other	323,233	—	334,485	—

Total other assets	2,318,089	1	2,127,067	—

TOTAL	$458,902,608	100	$467,137,290	100

	2005		2004 (As Adjusted - Note 3)
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable (Note 20)	$10,332,306	2	$14,483,688	3
Income tax payable (Notes 2 and 17)	16,550	—	5,029,658	1
Accrued expenses (Notes 12 and 20)	15,526,947	3	14,331,715	3
Accrued pension liabilities (Notes 2 and 19)	—	—	2,016,930	1
Dividends payable (Note 3)	—	—	45,344,307	10
Long-term loans - current portion (Note 14)	200,000	—	200,000	—
Other current liabilities (Notes 13 and 20)	17,605,916	4	19,126,724	4

Total current liabilities	43,681,719	9	100,533,022	22

LONG-TERM LIABILITIES
Long-term loans (Note 14)	300,000	—	500,000	—
Deferred income	318,528	—	361,129	—

Total long-term liabilities	618,528	—	861,129	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 11)	94,986	—	211,182	—

OTHER LIABILITIES
Customers’ deposits	7,391,902	2	6,176,863	1
Other	207,285	—	203,298	—

Total other liabilities	7,599,187	2	6,380,161	1

Total liabilities	51,994,420	11	107,985,494	23

STOCKHOLDERS’ EQUITY
Capital stock - $10 par value; authorized, issued and outstanding - 9,647,725 thousand shares	96,477,249	21	96,477,249	21

Capital surplus:
Paid-in capital in excess of par value	214,529,603	47	214,538,597	46
Capital surplus from revaluation of land	5,850,864	1	5,740,185	1
Donations	13,170	—	13,170	—

Total capital surplus	220,393,637	48	220,291,952	47

Retained earnings:
Legal reserve	39,272,477	9	39,272,477	8
Special reserve	2,680,184	1	2,680,184	1
Unappropriated earnings	48,087,583	10	434,699	—

Total retained earnings	90,040,244	20	42,387,360	9

Cumulative translation adjustments	(2,942)	—	(4,765)	—

Total stockholders’ equity	406,908,188	89	359,151,796	77

TOTAL	$458,902,608	100	$467,137,290	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 17, 2006)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

	2005		2004 (As Adjusted - Note 3)
	Amount	%	Amount	%
SERVICE REVENUES (Note 20)	$183,381,851	100	$182,562,682	100
COSTS OF SERVICES (Note 20)	93,941,491	51	92,959,810	51

GROSS PROFIT	89,440,360	49	89,602,872	49

OPERATING EXPENSES
Marketing	24,728,213	13	24,037,167	13
General and administrative	2,982,882	2	2,767,150	1
Research and development	3,164,981	2	3,145,013	2

Total operating expenses	30,876,076	17	29,949,330	16

INCOME FROM OPERATIONS	58,564,284	32	59,653,542	33

OTHER INCOME
Penalties income	1,266,469	1	1,011,479	1
Income from sale of scrap	477,948	—	576,694	—
Interest income	451,457	—	223,454	—
Rent income	248,593	—	194,746	—
Gains on sale of short-term investments	162,660	—	34,264	—
Equity in net income of unconsolidated companies	160,080	—	69,796	—
Foreign exchange gain, net	135,307	—	140,542	—
Gains on sale of fixed assets	107,050	—	17,397	—
Dividends income	58,804	—	29,357	—
Other income	692,054	1	445,308	—

Total other income	3,760,422	2	2,743,037	1

OTHER EXPENSES
Realized losses on long-term investments (Note 10)	739,676	—	—	—
Impairment loss on long-term assets (Notes 2 and 11)	343,463	—	—	—
Losses arising from natural calamities	137,864	—	182,981	—
Losses on disposal of property, plant and equipment	65,809	—	186,422	—
Interest expense	1,999	—	4,449	—
Other expense	1,433,044	1	1,270,196	1

Total other expenses	2,721,855	1	1,644,048	1

(Continued)

	2005		2004 (As Adjusted - Note 3)
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$59,602,851	33	$60,752,531	33
INCOME TAX (Notes 2 and 17)	11,949,967	7	10,889,233	6

NET INCOME	$47,652,884	26	$49,863,298	27

	2005		2004 (As Adjusted - Note 3)
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
BASIC NET INCOME PER SHARE (Notes 2 and 18)	$6.18	$4.94	$6.30	$5.17

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 17, 2006)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars, Except Dividend Per Share Data)

			Capital Surplus (Notes 11 and 15)
	Common Capital Stock		Paid-in Capital in Excess of Par Value	Capital Surplus from Revaluation of Land	Donations	Total	Retained Earnings (Note 15)				Cumulative Translation Adjustments	Total Stockholders’ Equity
	Shares (Thousands)	Amount					Legal Reserve	Special Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2004 (AS ADJUSTED)	9,647,725	$96,477,249	$214,538,597	$5,740,358	$13,170	$220,292,125	$34,286,147	$2,675,941	$906,281	$37,868,369	$(522)	$354,637,221
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	(173)	—	(173)	—	—	—	—	—	(173)
Net income in 2004	—	—	—	—	—	—	—	—	49,863,298	49,863,298	—	49,863,298
Appropriation of 2004 earnings
Legal reserve	—	—	—	—	—	—	4,986,330	—	(4,986,330)	—	—	—
Special reserve	—	—	—	—	—	—	—	4,243	(4,243)	—	—	—
Dividends - $4.7 per share	—	—	—	—	—	—	—	—	(45,344,307)	(45,344,307)	—	(45,344,307)
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	—	—	(4,243)	(4,243)

BALANCE, DECEMBER 31, 2004 (AS ADJUSTED - Note3)	9,647,725	96,477,249	214,538,597	5,740,185	13,170	220,291,952	39,272,477	2,680,184	434,699	42,387,360	(4,765)	359,151,796
Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	(5,489)	—	(5,489)	—	—	—	—	—	(5,489)
Net transfer of property, plant and equipment to National Properties Bureau and other government agencies	—	—	(8,994)	(28)	—	(9,022)	—	—	—	—	—	(9,022)
Reclassification of the reserve for land value incremental tax to capital surplus	—	—	—	116,196	—	116,196	—	—	—	—	—	116,196
Net income in 2005	—	—	—	—	—	—	—	—	47,652,884	47,652,884	—	47,652,884
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	—	—	—	1,823	1,823

BALANCE, DECEMBER 31, 2005	9,647,725	$96,477,249	$214,529,603	$5,850,864	$13,170	$220,393,637	$39,272,477	$2,680,184	$48,087,583	$90,040,244	$(2,942)	$406,908,188

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 17, 2006)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars)

	2005	2004 (As Adjusted - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,652,884	$49,863,298
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	920,189	1,564,781
Depreciation and amortization	41,575,047	41,123,162
Impairment loss on long-term assets	343,463	—
Unrealized loss (gain) on reduction of short-term investments to market	(12,416)	12,416
Gain on sale of short-term investments	(162,660)	(34,264)
Reversal of allowance for losses on inventories	—	(1,297)
Realized losses on long-term investments	739,676	—
Net loss (gain) on disposal of property, plant and equipment	(41,241)	169,025
Equity in net income of unconsolidated companies	(160,080)	(69,796)
Cash dividend received from equity	66,000	56,000
Deferred income taxes	9,882,696	(205,015)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	1,069,313	170,489
Other current monetary assets	(4,204,578)	106,588
Inventories	(830,404)	(326,357)
Other current assets	(582,910)	(48,917)
Overdue receivables	(824,096)	(708,187)
Increase (decrease) in:
Trade notes and accounts payable	(4,002,453)	2,879,208
Income tax payable	(5,013,108)	101,606
Accrued expenses	1,195,232	169,652
Accrued pension liabilities	(773,465)	(2,407,820)
Other current liabilities	645,274	925,532
Deferred income	(42,601)	(57,908)

Net cash provided by operating activities	87,439,762	93,282,196

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of short-term investment, net	(4,812,428)	(9,092,665)
Proceeds from disposal of investments in unconsolidated companies	—	10
Acquisitions of investments in unconsolidated companies	(500,000)	(529,363)
Proceeds from disposal of property, plant and equipment	374,163	213,647
Acquisitions of property, plant and equipment	(22,930,075)	(22,888,985)
Acquisitions of patents and computer software	(130,011)	(122,028)
Decrease (increase) in other assets	(281,281)	742,578

Net cash used in investing activities	(28,279,632)	(31,676,806)

(Continued)

	2005	2004 (As Adjusted - Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$(200,000)	$—
Decrease in customers’ deposits	(1,011,952)	(2,421,029)
Increase (decrease) in other liabilities	3,986	(39,817)
Cash dividends paid	(45,344,307)	(43,414,762)

Net cash used in financing activities	(46,552,273)	(45,875,608)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,607,857	15,729,782
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,282,811	13,553,029

CASH AND CASH EQUIVALENTS, END OF YEAR	$41,890,668	$29,282,811

SUPPLEMENTAL INFORMATION
Interest paid	$1,999	$4,449

Income tax paid	$11,418,858	$10,992,642

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200,000	$200,000

Reclassification of reserve for land value incremental tax to capital surplus	$116,196	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 17, 2006)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to form Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, by an auction in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The number of employees as of December 31, 2005 and 2004 are 27,386 and 28,526, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with relevant regulations (applied before August 12, 2005), regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Accounting

As a stated-owned company before August 12, 2005 (privatization date), the accounts of the Company are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the Ministry of Auditing (MOA) (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investment sold are determined using the moving weighted-average method.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided on the basis of a review of the collectibility of individual receivables. The Company evaluates the collectibility of individual receivables according to its aging analysis and other factors on a periodic basis.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchased from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Reductions in carrying value of those investments for decline in value are charged to stockholder’s equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares held and are not recognized as income.

The costs of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

The Company adopted ROC Financial Accounting Standards No. 35, “Accounting for the Impairment of Long-lived Assets” on December 31, 2004.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to capital surplus from revaluation under the heading capital surplus from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession will be amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Pension Costs

Upon privatization, pension costs subject to defined benefit plan are recognized according to the actuarial report and the measurement date is August 12, 2005. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless, internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expire.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to vendors that sell handsets to customers who subscribe to the service (as an inducement to enter into a service contract) are charged to income as incurred.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

Investment tax credits are recognized as a reduction of income tax expense when they are utilized.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax expenses (10%) on undistributed earnings are recorded in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity; and

b.	Other financial assets and liabilities - credited or charged to current income.

Foreign Currency Forward Exchange Contracts

The Company enters into foreign currency forward contracts to manage currency exposures in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the current rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing current rate at the balance sheet date and the resulting differences are recognized and charged to income. Also the receivables and payables related to the forward contract are netted with the resulting amount presented as either other current monetary asset or other current liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

3.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2004. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet

Assets
Current assets	$67,893,025	$(31,407)	$67,861,618
Investments in unconsolidated companies and Funds	6,034,991	—	6,034,991
Property, plant and equipment, net	379,483,488	—	379,483,488
Intangible assets	11,630,126	—	11,630,126
Other assets	2,127,067	—	2,127,067

Total assets	$467,168,697	$(31,407)	$467,137,290

Liabilities
Current liabilities	$55,213,108	$45,319,914	$100,533,022
Long-term liabilities	861,129	—	861,129
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	6,380,161	—	6,380,161

Total liabilities	62,665,580	45,319,914	107,985,494

Total stockholders’ equity	404,503,117	(45,351,321)	359,151,796

Total liabilities and stockholders’ equity	$467,168,697	$(31,407)	$467,137,290

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Statement of income

Service revenues	$182,562,682	$—	$182,562,682
Costs of services	92,951,836	7,974	92,959,810
Operating expenses	29,947,953	1,377	29,949,330
Other income	2,743,037	—	2,743,037
Other expenses	1,644,048	—	1,644,048
Income before income tax	60,761,882	(9,351)	60,752,531
Income tax	10,891,570	(2,337)	10,889,233
Net income	49,870,312	(7,014)	49,863,298

The adjustments made by the government agencies that increased income before income tax by $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. The increase to current liabilities of $45,319,914 thousand and the decrease to total stockholders’ equity of $45,351,321 thousand were due to the appropriations of 2004 earnings recorded by the MOA.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2005	2004
Cash
Cash on hand	$96,839	$103,415
Cash in banks	2,257,796	1,854,464
Negotiable Certificate of Deposit, annual yield rate - ranging from 1.00%-1.92% and 1.13%-1.27% for the years ended December 31, 2005 and 2004, respectively	10,906,936	8,900,000

	13,261,571	10,857,879

Cash equivalents
Commercial paper, annual yield rate - ranging from 1.27%-1.45% and 1.00%-1.10% for the years ended December 31, 2005 and 2004, respectively	28,629,097	18,424,932

	$41,890,668	$29,282,811

5.	SHORT-TERM INVESTMENTS

	December 31
	2005	2004
Open-end bond mutual funds	$13,898,188	$8,900,000
Real estate investment trust fund	100,000	—
Listed stocks	68,829	—
Credit linked investment	35,000	—
Repurchaseable bond	—	226,929

	14,102,017	9,126,929
Less: Allowance for losses	—	12,416

	$14,102,017	$9,114,513

Market value	$14,171,181	$9,114,513

The market value of short-term investments was based on the net asset value as of December 31, 2005 and 2004 or the average price for the month ended December 31 2005.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years Ended December 31
	2005	2004
Balance, beginning of year	$4,473,433	$7,786,037
Provision for doubtful accounts	906,148	1,521,656
Accounts receivable written off	(1,774,977)	(4,834,260)

Balance, end of year	$3,604,604	$4,473,433

The balance of allowance for doubtful accounts consisted of the allowance for notes and accounts receivable as well as overdue receivables.

7.	OTHER CURRENT MONETARY ASSETS

	December 31
	2005	2004
Tax refund receivable	$4,338,479	$—
Other receivable	1,368,261	1,516,204

	$5,706,740	$1,516,204

8.	INVENTORIES, NET

	December 31
	2005	2004
Supplies	$1,276,160	$1,111,580
Work in process	19,856	1,689
Materials in transit	824,456	325,728

	$2,120,472	$1,438,997

The insurance coverage on inventories as of December 31, 2005 amounted to $1,143,343 thousand.

9.	OTHER CURRENT ASSETS

	December 31
	2005	2004
Prepaid rents	$489,074	$479,042
Prepaid pension costs	458,052	—
Other	299,910	185,084

	$1,247,036	$664,126

10.	INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

	December 31
	2005		2004
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Funds
Fixed Line Funds	$1,000,000		$1,000,000
Piping Funds	1,000,000		1,000,000
Yuanta Structured Principal Protected Private Placement	500,000		—

	2,500,000		2,000,000

Investments in unconsolidated companies
Equity investees:
Chunghwa Investment (“CHI”)	950,054	49	929,801	49
Taiwan International Standard Electronics (“TISE”)	574,884	40	499,234	40

	1,524,938		1,429,035

Cost investees:
Taipei Financial Center (“TFC”)	1,789,530	12	2,529,206	12
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	1,866,280		2,605,956

Total investments in unconsolidated companies	3,391,218		4,034,991

	$5,891,218		$6,034,991

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. The Company has the positive intent and ability to hold it to maturity. Therefore, the mutual fund is classified as non-current asset.

The carrying values of the equity investees and the equity in their net loss and net income are based on audited financial statements.

After evaluating the carrying value of the investment in TFC, the Company concluded that a permanent impairment loss had occurred and recognized a loss of $739,676 thousand for the year ended December 31, 2005.

The equity ownership in the net assets of investments in unconsolidated companies accounted for using the cost method, which were computed by the percentage of ownership, were $2,099,200 thousand and $2,401,412 thousand as of December 31, 2005 and 2004, respectively

11.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2005	2004
Cost
Land	$101,784,869	$101,835,826
Land improvements	1,474,429	1,455,683
Buildings	57,451,040	56,050,758
Machinery and equipment	21,753,818	21,661,260
Telecommunications network facilities	627,609,240	620,949,036
Miscellaneous equipment	2,046,160	2,097,365

	812,119,556	804,049,928
Revaluation increment on land	5,945,850	5,951,368

	818,065,406	810,001,296

Accumulated depreciation
Land improvements	753,224	694,748
Buildings	13,246,759	12,242,637
Machinery and equipment	15,869,654	15,298,966
Telecommunications network facilities	453,438,139	431,790,829
Miscellaneous equipment	1,756,173	1,770,324

	485,063,949	461,797,504

Construction in progress and advances related to acquisition of equipment	27,881,012	31,279,696

Property, plant and equipment, net	$360,882,469	$379,483,488

Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, long-term liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to capital surplus.

Because of the improvements on telecommunication technology and changes of the market, the recoverable amount of telecommunications network facilities of paging division is less than its carrying value. Therefore, an impairment loss amounted to $343,463 thousand was recognized for the year ended December 31, 2005.

Depreciation on property, plant and equipment for the years ended December 31, 2005 and 2004 amounted to $40,870,177 thousand and $40,840,195 thousand, respectively. No interest expense was capitalized for the years ended December 31, 2005 and 2004.

The insurance coverage on property, plant and equipment as of December 31, 2005 aggregated $1,795,625 thousand.

12.	ACCRUED EXPENSES

	December 31
	2005	2004
Accrued compensation	$9,863,026	$9,184,906
Accrued franchise fees	2,539,494	2,500,028
Accrued advertisement	751,039	255,343
Other accrued expenses	2,373,388	2,391,438

	$15,526,947	$14,331,715

13.	OTHER CURRENT LIABILITIES

	December 31
	2005	2004
Advances from subscribers	$4,749,623	$3,896,655
Payables to equipment suppliers	4,142,230	4,150,304
Amounts collected from subscribers on behalf of other telecommunications companies and carriers	3,323,278	3,467,379
Payables to contractors	2,405,748	2,317,819
Deposit from subscribers	858,351	3,085,342
Miscellaneous	2,126,686	2,209,225

	$17,605,916	$19,126,724

14.	LONG-TERM LOANS (INCLUDING CURRENT PORTION)

	December 31
	2005	2004
Loan from the Common Tunnel Fund	$500,000	$700,000
Less: Current portion of long-term loans	200,000	200,000

	$300,000	$500,000

The loan amount of NT$ 700,000 thousand from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of NT$ 1,000,000 thousand until March 12, 2007, with a restricted lending term of five years. The outstanding principal is payable in three annual installments of NT$ 200,000 thousand, NT$ 200,000 thousand and NT$ 300,000 thousand starting on March 12, 2005.

As of December 31, 2005, the Company had unused credit lines totaling approximately $40,350,000 thousand, which are available for short-term and long-term borrowings.

15.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is $96,477,249,020, which is divided into 9,647,724,900 common shares (at $10 par value per share), all of which are issued and outstanding, and 2 preferred shares (at $10 par value per share), all of which are not issued and outstanding. Under the Company’s Articles of Incorporation, the board of directors have authority to issue the preferred shares.

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of December 31, 2005, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares and represented 25.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following: No less than 1% of distributable earnings shall be distributed to employees as employee bonus and no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting. Cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Corporation requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the Company have not been approved by the board of directors and stockholders as of March 17, 2006. Related information can be accessed through the Market Observation Post System on the Web site of the Taiwan Stock Exchange Corporation. The Company did not distribute bonuses for employees and remunerations of directors and supervisors for the 2004 earnings.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated since 1998. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

16.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2005
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$15,058,999	$9,183,602	$24,242,601
Insurance	672,367	428,995	1,101,362
Pension	1,288,393	829,690	2,118,083
Other compensation	6,671,240	4,036,292	10,707,532

	23,690,999	14,478,579	38,169,578
Depreciation expense	38,606,346	2,263,831	40,870,177
Amortization expense	577,544	109,837	687,381

	$62,874,889	$16,852,247	$79,727,136

	Year Ended December 31, 2004
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$14,964,449	$8,935,195	$23,899,644
Insurance	649,713	411,242	1,060,955
Pension	2,107,149	1,278,560	3,385,709
Other compensation	6,039,531	3,535,534	9,575,065

	23,760,842	14,160,531	37,921,373
Depreciation expense	38,608,374	2,231,821	40,840,195
Amortization expense	153,524	121,815	275,339

	$62,522,740	$16,514,167	$79,036,907

17.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Years Ended December 31
	2005	2004
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$14,900,703	$15,188,124
Add (deduct) tax effects of:
Permanent differences	(38,069)	(78,429)
Temporary differences	(10,887,822)	(724,453)
Investment tax credits	(1,987,406)	(3,378,713)

Income tax payable	$1,987,406	$11,006,529

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2005	2004
Income tax payable	$1,987,406	$11,006,529
Income tax - separated	84,615	38,407
Income tax - deferred	9,882,696	(205,015)
Adjustments of prior years’ income tax	(4,750)	49,312

	$11,949,967	$10,889,233

Tax refund receivable as of December 31, 2005 was shown net of income tax payable amounting to $4,338,479 thousand (classified as other current monetary assets). The balance of income tax payable as of December 31, 2005 was derived from the adjustment of the government agencies in examining the accounts for the year ended December 31, 2004. The balance of income tax payable as of December 31, 2004 was shown net of prepaid income tax.

c.	Net deferred income tax assets (liabilities) consisted of the following:

	December 31
	2005	2004
Current
Deferred income tax assets:
Accrued pension cost	$1,772,248	$12,203,142
Investment tax credits	553,924	—
Provision for doubtful accounts	233,638	684,839
Other	48,931	98,844

	2,608,741	12,986,825
Less: Valuation allowance	(233,638)	(684,839)

	2,375,103	12,301,986
Deferred income tax liability:
Unrealized foreign exchange gain	(53,704)	(12,025)

Net deferred income tax assets	$2,321,399	$12,289,961

Noncurrent deferred income tax assets:
Unrealized losses on disposal of property, plant and equipment	$85,866	$—

d.	As of December 31, 2005, investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$1,736,204	$553,924	2009
	Research and development expenditures	644,376	—	—
	Personnel training	160,750	—	—

		$2,541,330	$553,924

e.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2005	2004
Balance of Imputation Credit Account (ICA)	$2,115,000	$6,324,278

The estimated ICA rate for the 2005 earnings as of December 31, 2005 and the actual ICA rate for the 2004 earnings were 4.4% and 22.49%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2005 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

f.	Undistributed earnings information

As of December 31, 2005, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero. As of December 31, 2004, the Company’s undistributed earnings generated in June 30, 1998 and onward was $32,336 thousand.

Income tax returns through the year ended December 31, 2004 have been examined by the ROC tax authorities.

18.	BASIC NET INCOME PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Year ended December 31, 2005
Net income	$59,602,851	$47,652,884

Basic net income per share			9,647,725	$6.18	$4.94

Year ended December 31, 2004
Net income	$60,752,531	$49,863,298

Basic net income per share			9,647,725	$6.30	$5.17

19.	PENSION PLAN

The Company had different pension plans for its employees depending on their classifications before privatization. In general, the employees’ pension entitlement was based on MOTC regulations, Labor Standards Law and/or the private pension plan of the Company.

Before privatization, the funding of the pension plan for employees classified as staff was based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund was administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. As of December 31, 2005 the plan assets amounted to NT$7.1 billion subtracting the amount paid by the Company is planned to be transferred to Privatization Fund on March 27, 2006.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

Pension costs amounted to $2,300,790 thousand ($2,285,275 thousand subject to defined benefit plan and $15,515 thousand subject to defined contribution plan) and $3,514,461 thousand for the years ended December 31, 2005 and 2004, respectively.

Pension information of the defined benefit plan is summarized as follows:

a.	Reconciliation between the fund status and accrued pension cost is summarized as follows:

Year ended December 31, 2005
Benefit obligation	$(995,410)
Vested benefit obligation	(406,068)

Non-vested benefit obligation	(1,401,478)
Accumulated benefit obligation	(281,909)

Additional benefit obligation	(1,683,387)
Projected benefit obligation	1,637,730

Fair values of plan assets	(45,657)
Funded status	503,709

Unrecognized net loss
Prepaid pension cost (recognized as other current assets)	$458,052

Year ended December 31, 2004
Staff

Benefit obligation
Vested benefit obligation	$(53,377,588)
Non-vested benefit obligation	(33,843,822)

Accumulated benefit obligation	(87,221,410)
Additional benefit obligation	(1,816,642)

Projected benefit obligation	(89,038,052)
Fair values of plan assets	84,924,329

Funded status	(4,113,723)
Unrecognized net transition obligation	3,060,107
Additional liability (deferred pension costs)	(1,243,465)

Accrued pension cost	$(2,297,081)

Worker

Benefit obligation
Vested benefit obligation	$(338,629)
Non-vested benefit obligation	—

Accumulated benefit obligation	(338,629)
Additional benefit obligation	(10,159)

Projected benefit obligation	(348,788)
Fair values of plan assets	946,248

Funded status	597,460
Unrecognized net transition asset	(317,309)

Prepaid pension cost (deducted from accrued pension cost)	$280,151

b.	Vested benefit

Vested benefit for the year ended December 31, 2005 amounted to $1,226,327 thousand. Vested benefit of staff and worker for the year ended December 31, 2004 amounted to $54,178,252 thousand and $343,708 thousand, respectively.

c.	Actuarial assumptions

Years ended December 31, 2005
Discount rate used in determining present value	2.25%
Rate of compensation increase
All employees	2.0%
Rate of return on plan assets
Labor retirement fund account	3.0%

Years ended December 31, 2004	Before Privatization	After Privatization
Discount rate used in determining present value	1.5%	3.2%
Rate of compensation increase
All employees	3.5%	2.0%
Annuity increase for retirees	3.0%	2.0%
Rate of return on plan assets
Staff retirement fund account	1.5%	—
Labor retirement fund account	1.5%	3.2%

The balance of the Company’s plan assets subject to defined benefit plan were $1,637,730 thousand and $946,248 thousand as of December 31, 2005 and 2004, respectively.

20.	TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee
Chunghwa System Integration (“CSI”)	Subsidiary of equity - accounted investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of equity - accounted investee
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2005		2004
	Amount	%	Amount	%
1) Receivables
Trade notes and accounts receivable
CHTG	$49,436	—	$—	—
CHPT	20,724	—	—	—

	$70,160	—	$—	—

(Continued)

	December 31
	2005		2004
	Amount	%	Amount	%
2) Payables
Trade notes and accounts payable
CSI	$54,832	1	$460	—
TISE	41,058	—	46,850	—
CHTG	27,718	—	—	—

	$123,608	1	$47,310	—

Accrued expenses
TISE	$48,852	—	$58,219	—
CSI	26,567	—	—	—
CHTG	11,119	—	—	—

	$86,538	—	$58,219	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$318,653	2	$76,946	—
CSI	22,227	—	17,236	—

	$340,880	2	$94,182	—

	Years Ended December 31
	2005		2004
	Amount	%	Amount	%
3) Service revenues
CHTG	$101,086	—	$—	—
CHPT	24,492	—	—	—

	$125,578	—	$—	—

4) Cost of services
TISE	$135,268	—	$192,733	—
CSI	89,137	—	120,842	—
CHTG	80,360	—	—	—

	$304,765	—	$313,575	—

5) Acquisition of properties
TISE	$477,988	2	$878,582	4
CSI	315,830	1	155,444	1
CHTG	12,992	—	—	—

	$806,810	3	$1,034,026	5

The foregoing transactions with related parties were conducted under normal commercial terms.

21.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2005, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $2,666,212 thousand.

b.	Acquisitions of telecommunications equipment of $16,422,413 thousand.

c.	Unused letters of credit of about $4,914,024 thousand.

d.	Contract to print billing, envelopes and telephone directories of approximately $334,704 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2006	$1,311,149
2007	920,322
2008	582,646
2009	320,329
2010 and thereafter	138,160

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of March 17, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

22.	SUBSEQUENT EVENTS

In order to improve the Company’s financial condition and utilize excess funds, the Company decided to buyback treasury shares and cancelled them. The purchase of treasury shares was approved by the board of directors on February 9, 2006. The Company plans to acquire 250,000 thousand treasury shares (2.59% of total outstanding shares) from the TSE market within two months from February 10, 2006.

The estimated range of purchased prices is from $40 to $70. As of March 17, 2006, the Company has purchased 120,653 thousand common shares amounted to $7,101,040 thousand.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. The Company did not engage in foreign currency forward exchange contracts for the year ended December 31, 2005. There were no foreign currency forward exchange contracts outstanding as of December 31, 2004.

1)	Transaction risk

a)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

b)	Market risk

Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

c)	Liquidation risk and cash flow risk

The Company entered into foreign currency forward exchange contracts to hedge its exposure to the effect of exchange rate fluctuations on net liabilities. At the maturity of the contracts, the Company has sufficient cash to cover the cash out, therefore the Company believes there are no significant liquidation risk and cash flow risk.

2)	Transaction gains and losses

Net foreign exchange loss for the year ended December 31, 2004 was $26,784 thousand.

b.	Short-term investment in credit linked investment

The Company entered into credit linked investment transaction to gain interest revenue.

1)	Contract amount

The Company invested $35,000 thousand in credit linked investment in October 2005. The net asset value of credit linked investment as of December 31, 2005 was $34,986 thousand.

2)	Credit risk

The Company is exposed to credit risk in the default by the issuers and the borrower fails to pay. In order to manage this risk, the Company conducted transactions only with financial institutions with good credit ratings and chose the reference entity deliberately. As a result, no material losses resulting from counter party defaults are anticipated.

3)	Liquidation risk

After issuer evaluates the net asset value of credit linked investment, the Company is able to have the credit linked investments redeem or called before maturity, which being the liquidity risk. The Company redeemed the credit linked investment on January 9, 2006 and loss on sale of investment was $175 thousand.

c.	Fair value of nonderivative financial instruments:

	December 31
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivative financial instruments

Assets
Cash and cash equivalents	$41,890,668	$41,890,668	$29,282,811	$29,282,811
Short-term investments	14,102,017	14,171,181	9,114,513	9,114,513
Trade notes and accounts receivable, net	12,507,182	12,507,182	13,555,006	13,555,006
Other current monetary assets	5,706,740	5,706,740	1,516,204	1,516,204
Investments in unconsolidated companies and funds	5,891,218	6,344,321	6,034,991	6,168,577
Refundable deposits	1,577,167	1,577,167	1,357,219	1,357,219
Overdue receivables, net	331,823	331,823	435,363	435,363
Liabilities
Trade notes and accounts payable	10,332,306	10,332,306	14,483,688	14,483,688
Accrued expenses	15,526,947	15,526,947	14,331,715	14,331,715
Current portion of long-term loans	200,000	200,000	200,000	200,000
Long-term loans	300,000	300,000	500,000	500,000
Customers’ deposits	7,391,902	7,391,902	6,176,863	6,176,863

The Company’s basis for determining the fair values is as follows:

1)	Financial instruments except those mentioned in 2) and 3) - the carrying values reported in the balance sheet approximate the fair values of these assets.

2)	Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

3)	Long-term loans (including current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

24.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices of at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties of $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influences: Please see Table 5.

j.	Derivative financial transaction: Please see Note 23.

k.	Investment in Mainland China: None.

25.	SEGMENT INFORMATION

a.	Industry

The financial information of the Company by industry: Please see Table 6.

b.	Geographic

The Company had no foreign operations as of December 31, 2005.

c.	Foreign revenue

The foreign revenue of the Company is less than 10% of total sales.

d.	Major customers

No single customer accounts for more than 10% of total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity method investee	Investments in unconsolidated companies	98,000	$950,054	49	$950,054	Note 1
		Taiwan International Standard Electronics	Equity method investee	Investments in unconsolidated companies	1,760	574,884	40	813,657	Note 1
		Taipei Financial Center	—	Investments in unconsolidated companies	288,211	1,789,530	12	1,789,530	Note 2
		RPTI International	—	Investments in unconsolidated companies	9,234	71,500	12	109,870	Note 2
		Siemens Telecommunication Systems	—	Investments in unconsolidated companies	75	5,250	15	199,800	Note 2

		Beneficiary certificates (mutual fund)
		Yuanta Structured Principal Protected Private Placement	—	Long-term investment	50,000	500,000	—	481,410	Note 3

		Common stock
		Nan Ya Plastics Corporation	—	Short-term investment	124	4,787	—	5,166	Note 4
		Nien Hsing Textile Co., Ltd.	—	Short-term investment	333	7,969	—	7,343	Note 4
		China Steel Corporation	—	Short-term investment	154	4,069	—	3,753	Note 4
		China Motor Corporation	—	Short-term investment	503	14,972	—	16,096	Note 4
		KINPO Electronics, Inc.	—	Short-term investment	292	3,822	—	4,059	Note 4
		D-Link Corporation	—	Short-term investment	267	8,809	—	10,255	Note 4
		Benq Corporation	—	Short-term investment	402	11,863	—	12,731	Note 4
		Inventec Corporation	—	Short-term investment	116	1,582	—	2,431	Note 4
		Gigabyte Technology Co., Ltd.	—	Short-term investment	283	8,618	—	8,677	Note 4
		Realtek Semiconductor Corp.	—	Short-term investment	70	2,338	—	2,645	Note 4

		Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	—	Short-term investment	72,139	1,000,000	—	1,000,324	Note 3
		JF (Taiwan) Taiwan Bond Fund	—	Short-term investment	66,450	1,000,000	—	1,000,286	Note 3
		Dresdner Bond DAM Fund	—	Short-term investment	70,008	800,000	—	800,126	Note 3
		Invesco ROC Bond Fund	—	Short-term investment	45,998	675,000	—	675,202	Note 3
		ABN AMRO Bond Fund	—	Short-term investment	60,579	900,000	—	900,272	Note 3
		ABN AMRO Select Bond Fund	—	Short-term investment	89,476	1,000,000	—	1,000,286	Note 3
		HSBC Taiwan Dragon Fund	—	Short-term investment	13,147	200,000	—	200,000	Note 3
		FUBON Ju-I III Fund	—	Short-term investment	41,413	500,000	—	500,066	Note 3
		Shinkong Chi-Shin Fund	—	Short-term investment	77,829	1,100,000	—	1,100,350	Note 3
		NITC Bond Fund	—	Short-term investment	12,326	2,000,000	—	2,000,308	Note 3
		Barits Bond Fund	—	Short-term investment	40,857	490,000	—	490,049	Note 3
		Taishin Lucky Fund	—	Short-term investment	9,881	100,000	—	100,008	Note 3
		TIIM High Yield Fund	—	Short-term investment	42,545	519,555	—	520,040	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		Fuh-Hwa Albatross Fund	—	Short-term investment	11,679	$130,000	—	$130,046	Note 3
		Fuhwa Atex Bond Fund	—	Short-term investment	25,752	300,000	—	300,036	Note 3
		ADAM Global Bond Fund	—	Short-term investment	9,286	100,000	—	99,758	Note 3
		Invesco Global Income Fund	—	Short-term investment	4,629	50,000	—	50,461	Note 3
		Fubon Global Reit Fund	—	Short-term investment	20,000	200,000	—	209,200	Note 3
		Jih Sun Navigation No. 1 Fund	—	Short-term investment	5,000	50,050	—	52,000	Note 3
		HSBC Trinity Balanced Fund	—	Short-term investment	25,000	250,000	—	257,192	Note 3
		JF (Taiwan) Pacific Balanced Fund	—	Short-term investment	10,000	100,000	—	104,085	Note 3
		Polaris Global Reits Fund	—	Short-term investment	10,000	100,000	—	104,200	Note 3
		Bowa Successful Balance Fund	—	Short-term investment	5,000	50,000	—	55,173	Note 3
		JF (Taiwan) Global Balance Fund	—	Short-term investment	9,036	100,000	—	103,586	Note 3
		JF (Taiwan) Wealth Management Fund	—	Short-term investment	9,362	100,000	—	104,359	Note 3
		Shinkong Strategy Balanced Fund	—	Short-term investment	9,396	100,000	—	100,354	Note 3
		Fuh-Hua Home Run Fund	—	Short-term investment	9,977	100,000	—	100,307	Note 3
		Fuh-Hua Total Return Fund	—	Short-term investment	9,872	100,000	—	100,494	Note 3
		Fiedelity Euro Bond Fund	—	Short-term investment	1,256	604,960	—	596,043	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Short-term investment	41	601,003	—	593,564	Note 3
		Fidelity European Highyield Fund	—	Short-term investment	539	193,500	—	199,671	Note 3
		MFS Emerging Market Debt Fund	—	Short-term investment	351	192,600	—	208,877	Note 3
		GAM USD Special Bond Fund	—	Short-term investment	14	191,520	—	202,416	Note 3

		Real estate investment trust fund
		Fubon No. 1	—	Short-term investment	10,000	100,000	—	103,900	Note 3

1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments in unconsolidated companies	60,000	628,452	100	628,452	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments in unconsolidated companies	6,000	101,680	100	101,680	Note 1
		Chunghwa Precision Test Technical Co., Ltd.	Subsidiary	Investments in unconsolidated companies	6,000	70,034	60	70,034	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Investments in unconsolidated companies	589	7,133	100	7,133	Note 1
		PandaMonium Company	Equity method investee	Investments in unconsolidated companies	602	19,951	43	19,951	Note 1
		Wayia Com Inc.	—	Investments in unconsolidated companies	4,000	40,000	19	17,818	Note 2
		TVbean Co. Ltd. Wayia Com Inc.	—	Investments in unconsolidated companies	1,200	12,000	12	14,385	Note 2
		Vantech Software Company	—	Investments in unconsolidated companies	1,223	12,960	7	15,104	Note 2
		Digimax Production Center	—	Investments in unconsolidated companies	2,000	60,000	5	19,082	Note 2
		Genius	—	Short-term investment	5	1,190	—	2,275	Note 4
		Simplo	—	Short-term investment	5	383	—	389	Note 4
		Wellypower	—	Short-term investment	5	315	—	870	Note 4

		Beneficiary certification (mutual fund)
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	9,130	98,303	—	98,513	Note 3
		Cathay Bond Fund	—	Short-term investment	1,990	22,652		22,652	Note 3
		Fuhwa Bond Fund	—	Short-term investment	3,609	45,241	—	45,543	Note 3
		Fuhwa Atex Bond Fund	—	Short-term investment	3,821	44,225	—	44,518	Note 3
		Home Ren Bond Fund	—	Short-term investment	2,076	31,354	—	31,609	Note 3
		PCA Bond Fund	—	Short-term investment	1,132	17,266	—	17,364	Note 3
		Polaris De-Bao Fund	—	Short-term investment	2,899	31,500	—	31,699	Note 3
		HSBC NTD Money Manager Fund 2	—	Short-term investment	2,675	36,896	—	37,116	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		FGIT Duoli-2 Bond Fund	—	Short-term investment	3,510	$50,327	—	$50,631	Note 3
		Mega Diamond Bond Fund	—	Short-term investment	3,600	40,253	—	40,866	Note 3
		PIIM Bond Fund	—	Short-term investment	2,880	40,000	—	40,254	Note 3
		NITC Bond Fund	—	Short-term investment	124	20,000	—	20,137	Note 3
		JF (Taiwan) Bond Fund	—	Short-term investment	1,663	24,857	—	25,028	Note 3
		Cash Reserves Capital fund	—	Short-term investment	3,489	40,074	—	40,352	Note 3
		Safe Income Capital Fund	—	Short-term investment	1,514	22,000	—	22,193	Note 3
		Grand Cathay Bond Fund	—	Short-term investment	786	10,000	—	10,044	Note 3
		JF (Taiwan) Pacific Balanced Fund	—	Short-term investment	962	10,010	—	10,017	Note 3
		Cathay Small Cap Growth Bond Fund	—	Short-term investment	911	17,688	—	18,834	Note 3
		Cathay Technology Fund	—	Short-term investment	1,063	20,000	—	20,384	Note 3
		Cathay Fund	—	Short-term investment	1,876	20,000	—	20,299	Note 3
		Jih Sun Neo Taiwan Enterprises Fund	—	Short-term investment	1,827	20,000	—	20,761	Note 3
		Grand Cathay Hi-Tech Fund	—	Short-term investment	2,486	30,000	—	31,452	Note 3
		Fuhwa II Fund	—	Short-term investment	1,531	15,000	—	15,000	Note 3
		Cathay Global Aggressive Fund	—	Short-term investment	1,000	10,000		10,020	Note 3
		Cathay Global Balanced Fund	—	Short-term investment	2,000	20,000		20,020	Note 3
		Cathay No. 1 REIT	—	Short-term investment	5,000	50,000	—	50,750	Note 3
		94 Anshin Card 02A1	—	Short-term investment	—	30,000	—	30,000	Note 3

2	Chunghwa System Integration Co., Ltd.	Beneficiary certification (mutual fund)
		Fuh-Hwa Bond Fund	—	Short-term investment	3,239	42,600	—	42,604	Note 3
		Mega Diamond Bond Fund	—	Short-term investment	4,405	50,000	—	50,004	Note 3
		Polaris Fu-Li Strategic Income Fund	—	Short-term investment	959	10,000	—	10,067	Note 3
		Cathay Fund	—	Short-term investment	2,112	20,000	—	22,852	Note 3
		Cathay Small Cap Growth Bond Fund	—	Short-term investment	1,093	20,000	—	22,603	Note 3
		Cathay Technology Fund	—	Short-term investment	1,165	20,515	—	22,332	Note 3
		Cathay Bond Fund	—	Short-term investment	5,179	58,893	—	58,953	Note 3
		The IIT Wan Pao Fund	—	Short-term investment	2,069	31,000	—	31,002	Note 3
		Grand Cathay High-Tech Fund	—	Short-term investment	808	10,000	—	10,216	Note 3
		Fuhwa II Fund	—	Short-term investment	2,041	20,000	—	20,000	Note 3
		Cathay Global Aggressive Fund	—	Short-term investment	3,000	30,000	—	30,060	Note 3
		Cathay No. 1 REIT	—	Short-term investment	5,000	50,000	—	50,750	Note 3
		94 Anshin Card 02A1	—	Short-term investment	—	30,000	—	30,000	Note 3
		Fuh-Hua Albatross Fund	—	Short-term investment	2,830	31,507	—	31,510	Note 3

3	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Limited	Subsidiary	Investments in unconsolidated companies	4,590	7,091	100	7,091	Note 1

Note 1:	The net asset values of unconsolidated companies were based on audited financial statements.
Note 2:	The net asset values of unconsolidated companies were based on unaudited financial statements.
Note 3:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values as of December 31, 2005.
Note 4:	Market value was based on the average price of December 2005.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF

AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)

		JF (Taiwan) First Bond Fund	Short-term investment	—	—	43,812	$600,000	115,696	$1,600,000	87,369	$1,207,303	$1,200,000	$7,303	72,139	$1,000,000
		JF (Taiwan) Taiwan Bond Fund	Short-term investment	—	—	33,652	500,000	99,903	1,500,000	67,105	1,006,404	1,000,000	6,404	66,450	1,000,000
		Dresdner Bond DAM Fund	Short-term investment	—	—	79,876	900,000	140,503	1,600,000	150,371	1,711,335	1,700,000	11,335	70,008	800,000
		Invesco ROC Bond Fund	Short-term investment	—	—	68,986	1,000,000	114,558	1,675,000	137,546	2,011,629	2,000,000	11,629	45,998	675,000
		ABN AMRO Bond Fund	Short-term investment	—	—	47,725	700,000	135,147	2,000,000	122,293	1,810,929	1,800,000	10,929	60,579	900,000
		ABN AMRO Select Bond Fund	Short-term investment	—	—	63,451	700,000	224,711	2,500,000	198,686	2,213,243	2,200,000	13,243	89,476	1,000,000
		PCA Well Pool Fund	Short-term investment	—	—	106,401	1,300,000	81,372	1,000,000	187,773	2,311,039	2,300,000	11,039	—	—
		HSBC Taiwan Dragon Fund	Short-term investment	—	—	19,967	300,000	13,147	200,000	19,967	303,441	300,000	3,441	13,147	200,000
		HSBC NTD Money Management Fund 2	Short-term investment	—	—	36,468	500,000	61,662	850,000	98,130	1,356,899	1,350,000	6,899	—	—
		FUBON Ju-I III Fund	Short-term investment	—	—	75,498	900,000	133,151	1,600,000	167,236	2,010,765	2,000,000	10,765	41,413	500,000
		Shinkong Chi-Shin Fund	Short-term investment	—	—	107,498	1,500,000	255,989	3,600,000	285,658	4,023,634	4,000,000	23,634	77,829	1,100,000
		NITC Bond Fund	Short-term investment	—	—	—	—	37,203	6,000,000	24,877	4,023,061	4,000,000	23,061	12,326	2,000,000
		Barits Bond Fund	Short-term investment	—	—	—	—	91,286	1,090,000	50,429	604,799	600,000	4,799	40,857	490,000
		Taishin Lucky Fund	Short-term investment	—	—	—	—	19,846	200,000	9,965	100,859	100,000	859	9,881	100,000
		TIIM High Yield Fund	Short-term investment	—	—	—	—	76,272	930,000	33,727	412,261	410,445	1,816	42,545	519,555
		Fuh-Hwa Albatross Fund	Short-term investment	—	—	—	—	23,422	260,000	11,743	130,724	130,000	724	11,679	130,000
		Fuwha Atex Bond Fund	Short-term investment	—	—	—	—	60,221	700,000	34,469	401,544	400,000	1,544	25,752	300,000
		ADAM Global Bond Fund	Short-term investment	—	—	—	—	9,286	100,000	—	—	—	—	9,286	100,000
		JF (Taiwan) Wealth Management Fund	Short-term investment	—	—	—	—	9,362	100,000	—	—	—	—	9,362	100,000
		Fubon Global Reit Fund	Short-term investment	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Hua Nan Global Henry Fund	Short-term investment	—	—	—	—	10,000	100,000	10,000	100,192	100,000	192	—	—
		Fuh-Hua Home Run Fund	Short-term investment	—	—	—	—	9,977	100,000	—	—	—	—	9,977	100,000
		Fuh-Hua Total Return Fund	Short-term investment	—	—	—	—	9,872	100,000	—	—	—	—	9,872	100,000
		HSBC Trinity Balanced Fund	Short-term investment	—	—	—	—	25,000	250,000	—	—	—	—	25,000	250,000
		Shinkong Strategy Balanced Fund	Short-term investment	—	—	—	—	9,396	100,000	—	—	—	—	9,396	100,000
		JF (Taiwan) Global Balance Fund	Short-term investment	—	—	—	—	9,036	100,000	—	—	—	—	9,036	100,000
		JF (Taiwan) Pacific Balanced Fund	Short-term investment	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Polaris Global Reits Fund	Short-term investment	—	—	—	—	20,000	200,000	10,000	106,399	100,000	6,399	10,000	100,000
		Bowa Successful Balance Fund	Short-term investment	—	—	—	—	10,000	100,000	5,000	54,099	50,000	4,099	5,000	50,000
		Credit Suisse BF (Lux) Euro	Short-term investment	—	—	—	—	41	604,960	—	4,009	3,957	52	41	601,003
		MFS Emerging Market Debt Fund	Short-term investment	—	—	—	—	351	192,600	—	—	—	—	351	192,600
		Fidelity Euro Bond Fund	Short-term investment	—	—	—	—	1,256	604,960	—	—	—	—	1,256	604,960
		Fidelity European High Yield Fund	Short-term investment	—	—	—	—	539	193,500	—	—	—	—	539	193,500
		GAM USD Special Bond Fund	Short-term investment	—	—	—	—	14	191,520	—	—	—	—	14	191,520
		Yuanta Structured Principal Protected Private Placement	Long-term investment	—	—	—	—	50,000	500,000	—	—	—	—	50,000	500,000

		Real estate investment trust fund

		Fubon No. 1	Short-term investment	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
1	Chunghwa Investment Co., Ltd.	Beneficiary certificates
		PCA Bond Fund	Short-term investment	—	—	6,665	$101,013	7,893	$120,191	13,426	$204,518	$203,938	$580	1,132	$17,266
		FGIT Duoli-2 Bond Fund	Short-term investment	—	—	3,510	50,000	7,020	100,497	7,020	100,497	100,170	327	3,510	50,327
		FGIT Duoli Bond Fund	Short-term investment	—	—	—	—	7,386	120,000	7,386	120,169	120,000	169	—	—
		Fuhwa Bond Fund	Short-term investment	—	—	8,330	103,710	9,604	120,200	14,325	179,277	178,669	608	3,609	45,241
		Jamef Bond Fund	Short-term investment	—	—	5,199	71,064	2,916	40,000	8,115	111,409	111,064	345	—	—
		Cathay Capital Income Growth Bond Fund	Short-term investment	—	—	8,523	90,655	24,624	263,766	24,017	257,119	256,118	1,001	9,130	98,303
		Mega Diamond Bond Fund	Short-term investment	—	—	13,415	150,000	—	—	9,815	110,168	109,747	421	3,600	40,253
		NITC Bond Fund	Short-term investment	—	—	—	—	966	155,000	842	135,352	135,000	352	124	20,000
		HSBC Taiwan Dragon Fund	Short-term investment	—	—	3,435	51,602	3,434	51,775	6,869	103,672	103,377	295	—	—
		Sheng-hua 1699 Bond Fund	Short-term investment	—	—	—	—	9,891	120,000	9,891	120,432	120,000	432	—	—
		Cathay Bond Fund	Short-term investment	—	—	5,339	60,000	8,575	97,001	11,924	134,712	134,349	363	1,990	22,652
		Cathay Small Cap Growth Bond Fund	Short-term investment	—	—	—	—	9,060	148,500	8,149	138,302	130,812	7,490	911	17,688
		Cathay Technology Fund	Short-term investment			—	—	7,028	110,500	5,965	97,249	90,500	6,749	1,063	20,000

2	Chunghwa System Integration Co., Ltd.	Beneficiary certificates
		Mega Diamond Bond Fund	Short-term investment	—	—	—	—	18,694	210,500	14,289	161,352	160,500	852	4,405	50,000
		Fuhwa Bond Fund	Short-term investment	—	—	881	10,974	—	—	881	11,001	10,974	27	—	—
		Fuh-Hwa Bond Fund	Short-term investment	—	—	3,239	42,000	6,479	84,916	6,479	84,917	84,316	601	3,239	42,600
		Cathay Bond Fund	Short-term investment	—	—	—	—	11,726	133,016	6,547	74,193	74,123	70	5,179	58,893

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2005.02.21	$473,248	Paid	Kun-Fu Construction Co., Ltd., etc.	None	—	—	—	—	Bidding	New office	None
	Building	2005.08.08	148,964	Paid	Ya-Do Construction Co., Ltd., etc.	None	—	—	—	—	Bidding	Telecommunication- equipment	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

DISPOSED OF INDIVIDUAL REAL ESTATE AT PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain/Loss	Parties Involved	Relation with the Corporation	Reference for Price Settlement	Purpose	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land and buildings	2005.12.13	1951.05.30	$56,805	$105,660	Received	$48,855	Liang, Shen- Meijhen	None	Idle assets	Bidding	None

TABLE 5

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of December 31, 2005					Net Income (Loss) of the Investee			Recognized Gain (Loss)			Note
				December 31, 2005			December 31, 2004			Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000			$980,000		98,000	49		$950,054			$37,613			$18,430 (Note 1)		Equity- accounted investee

	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40		574,884			106,897			141,650 (Note 2)		Equity- accounted investee

Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services		600,000			600,000		60,000	100		628,452			24,432			24,432 (Note 1)		Subsidiary
	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	US$	204,271 (6,000 thousand	)	US$	204,271 (6,000 thousand	)	6,000	100	US$	101,680 (3,100 thousand	)	US$	(25,460 (793 thousand	) )		(25,460 (Note 1	) )	Subsidiary
	Chunghwa Precision Test Technical Co., Ltd.	No. 12, Lane 551, Sec. 5, Minzu Rd., Yangmei Township, Taoyuan County	Electronics parts manufacturing industry Computer and peripheral device manufacturing industry Data storage manufacturing industry		60,000			—		6,000	60		70,034			16,723			10,034 (Note 1)		Subsidiary
	Chunghwa Investment Holding Company	Brunei	Investment	US$	20,000 (589 thousand	)	US$	20,000 (589 thousand	)	589	100	US$	7,133 (217 thousand	)	US$	(7,845 (244 thousand	) )		(7,845 (Note 1	) )	Subsidiary

	PandaMomum Company	British Virgin Islands	Develop PandaMomum project and provide multimedia services		¥20,000 (65,094 thousand	)		¥20,000 (65,094 thousand	)	602	43		19,951			813			406 (Note 1)		Equity- accounted investee

Chunghwa Investment Holding Company	Donghua Telecom Co., Ltd.	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC), internet protocol virtual private network (IPVPN), and internet transit	US$	20,000 (589 thousand	)	US$	20,000 (589 thousand	)	4,590	100	HK$	7,091 (1,691 thousand	)	HK$	(7,948 (1,896 thousand	) )	US$	(7,948 (242 thousand (Note 1	) ) )	Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies was based on audited financial statements.
Note 2:	The equity in net gain of an unconsolidated company amounted to $42,759 thousand was calculated from audited financial statements plus a gain on realized upstream transactions of $142,582 thousand less a gain on unrealized upstream transactions of $43,691 thousand.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

INDUSTRY FINANCIAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amount in Thousands of New Taiwan Dollars)

Year ended December 31, 2005	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service	All Other	Adjustment	Total
Service revenues from external customers	$39,817,093	$10,867,980	$14,480,885	$72,770,629	$133,981	$42,144,613	$3,166,670	$—	$183,381,851
Intersegment service revenues	17,358,793	2,400,164	753	1,167,342	956	14,806,290	15,788	(35,750,086)	—

Total service revenues	$57,175,886	$13,268,144	$14,481,638	$73,937,971	$134,937	$56,950,903	$3,182,458	$(35,750,086)	$183,381,851

Segment income before income tax	$3,504,990	$7,786,794	$3,320,315	$31,068,922	$(242,698)	$17,532,971	$(302,810)	$—	$62,668,484

Interest income									451,457
Equity in net gain of unconsolidated companies									160,080
Other income									3,148,885
Interest expense									(1,999)
General expense									(4,121,689)
Other expense									(2,702,367)

Income before tax									$59,602,851

Reportable assets	$192,305,526	$6,340,943	$11,778,224	$61,981,515	$244,828	$98,536,543	$17,392,229	$—	$388,579,808

Investment in unconsolidated companies and funds									5,891,218
Other assets									64,431,582

Total assets									$458,902,608

Depreciation expenses	$19,202,843	$727,827	$661,089	$6,979,627	$214,353	$12,370,013	$578,434

Expenditures for segment assets	$4,895,549	$301,447	$228,810	$4,481,786	$—	$12,388,182	$618,653

(Continued)

Year ended December 31, 2004	Local Telephone Service	Domestic Long Distance Call Service	International Long Distance Call Service	Cellular Service	Paging Service	Internet and Data Service	All Other	Adjustment	Total
Service revenues from external customers	$42,517,702	$11,907,447	$15,156,121	$70,135,081	$297,971	$39,310,130	$3,238,230	$—	$182,562,682
Intersegment service revenues	17,451,661	2,417,003	3,359	1,080,766	1,348	10,842,714	16,585	(31,813,436)	—

Total service revenues	$59,969,363	$14,324,450	$15,159,480	$71,215,847	$299,319	$50,152,844	$3,254,815	$(31,813,436)	$182,562,682

Segment income before income tax	$4,761,672	$8,372,157	$3,761,529	$32,581,138	$(279,854)	$13,892,652	$809,635	$—	$63,898,929

Interest income									223,454
Equity in net gain of unconsolidated companies									69,796
Other income									2,449,787
Interest expense									(4,449)
General expense									(4,253,015)
Other expense									(1,631,971)

Income before tax									$60,752,531

Reportable assets	$199,037,825	$6,406,768	$13,834,139	$65,830,559	$647,747	$106,363,871	$15,375,857	$—	$407,496,766

Investment in unconsolidated companies and funds									6,034,991
Other assets									53,605,533

Total assets									$467,137,290

Depreciation expenses	$20,167,342	$834,146	$668,285	$5,908,732	$306,591	$12,324,660	$480,469

Expenditures for segment assets	$4,474,586	$308,676	$255,087	$5,512,310	$—	$11,571,760	$722,421

Note:	The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are local telephone service, domestic long distance call service, international long distance call service, cellular service, paging service, Internet and data service and other service.

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2004 and 2005, and for

Each of the Years in the Three Year Period Ended

December 31, 2005

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31
	2004	2005
	NT$	NT$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,283	$41,891	$1,277
Short-term investments	9,115	14,171	432
Trade notes and accounts receivable, net	13,673	12,839	392
Inventories	1,439	2,120	65
Prepaid expenses	602	1,149	35
Deferred income taxes	17,283	3,353	102
Other current assets	1,609	5,805	177

Total current assets	73,004	81,328	2,480

LONG-TERM INVESTMENTS	4,035	3,391	103

INVESTMENT IN PRIVATE MUTUAL FUND	—	481	15

PROPERTY, PLANT AND EQUIPMENT, NET	311,638	293,525	8,949

INTANGIBLE ASSETS
Deferred pension cost	33,222	—	—
3G concession, net	10,179	9,732	297
Patents and computer software, net	207	184	5

Total intangible assets	43,608	9,916	302

OTHER ASSETS
Deferred income taxes - non-current	2,444	2,626	80
Other	3,692	3,901	119

Total other assets	6,136	6,527	199

TOTAL	$438,421	$395,168	$12,048

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable	$14,484	$10,332	$315
Income tax payable	5,032	997	30
Accrued expenses	14,368	16,010	488
Accrued pension liabilities	44,252	—	—
Current portion of deferred income	2,633	1,486	45
Current portion of long-term loans	200	200	6
Customers’ deposits	9,262	8,250	252
Other current liabilities	18,966	19,411	592

Total current liabilities	109,197	56,686	1,728

LONG-TERM LIABILITIES
Deferred income, net of current portion	9,778	10,147	309
Long-term loans, net of current portion	500	300	9
Other	203	207	7

Total long-term liabilities	10,481	10,654	325

Total liabilities	119,678	67,340	2,053

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US $0.3) par value; authorized, issued and outstanding - 9,647,724,900 common shares	96,477	96,477	2,941
Capital surplus	136,362	157,490	4,802
Retained earnings	85,909	73,864	2,252
Accumulated other comprehensive loss	(5)	(3)	—

Total stockholders’ equity	318,743	327,828	9,995

TOTAL	$438,421	$395,168	$12,048

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
SERVICE REVENUES	$182,466	$185,163	$184,696	$5,631

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	59,633	60,256	70,122	2,138
Marketing, excluding depreciation and amortization	19,992	19,298	23,650	721
General and administrative, excluding depreciation and Amortization	2,726	2,550	3,505	107
Research and development, excluding depreciation and Amortization	2,581	2,476	3,144	96
Depreciation and amortization - cost of services	39,170	38,358	38,800	1,183
Depreciation and amortization – other operating expenses	2,399	2,345	2,363	72

Total operating costs and expenses	126,501	125,283	141,584	4,317

INCOME FROM OPERATIONS	55,965	59,880	43,112	1,314

OTHER INCOME
Interest	100	224	452	14
Other income	2,101	2,493	3,576	109

Total other income	2,201	2,717	4,028	123

OTHER EXPENSES
Interest	43	5	2	—
Impairment loss on long-term investments	—	—	740	23
Other expense	509	415	366	11

Total other expenses	552	420	1,108	34

INCOME BEFORE INCOME TAX	57,614	62,177	46,032	1,403

INCOME TAX	10,299	11,259	12,733	388

NET INCOME	$47,315	$50,918	$33,299	$1,015

NET INCOME PER SHARE	$4.90	$5.28	$3.45	$0.11

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	$49.04	$52.78	$34.51	$1.05

WEIGHTED AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	964,772,490	964,772,490	964,772,490

COMPREHENSIVE INCOME
Net income	$47,315	$50,918	$33,299	$1,015
Cumulative translation adjustments	—	(5)	2	—

Comprehensive income	$47,315	$50,913	$33,301	$1,015

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock			Retained Earnings				Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Common Shares	Amount	Capital Surplus	Legal Reserve	Losses on Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2002 (IN NT$)	9,647,724,900	$96,477	$133,862	$25,106	$2,675	$41,900	$69,681	$—	$300,020

Additional capital contributed by government	—	—	80	—	—	—	—	—	80
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	1,931	—	—	—	—	—	1,931
Appropriations and distributions of 2002 earnings:
Legal reserve	—	—	—	4,331	—	(4,331)	—	—	—
Dividends	—	—	—	—	—	(38,591)	(38,591)	—	(38,591)
Net income	—	—	—	—	—	47,315	47,315	—	47,315

BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	96,477	135,873	29,437	2,675	46,293	78,405	—	310,755

Additional capital contributed by government	—	—	32	—	—	—	—	—	32
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	457	—	—	—	—	—	457
Appropriations and distributions of 2003 earnings:
Legal reserve	—	—	—	4,850	—	(4,850)	—	—	—
Special reserve	—	—	—	—	1	(1)	—	—	—
Dividends declared	—	—	—	—	—	(43,414)	(43,414)	—	(43,414)
Net income	—	—	—	—	—	50,918	50,918	—	50,918
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	(5)	(5)

BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	96,477	136,362	34,287	2,676	48,946	85,909	(5)	318,743

Additional capital contributed by government	—	—	6	—	—	—	—	—	6
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	12,770	—	—	—	—	—	12,770
Additional capital contributed by MOTC - pension	—	—	8,352	—	—	—	—	—	8,352
Appropriations and distributions of 2004 earnings:
Legal reserve	—	—	—	4,986	—	(4,986)	—	—	—
Special reserve	—	—	—	—	4	(4)	—	—	—
Dividends declared	—	—	—	—	—	(45,344)	(45,344)	—	(45,344)
Net income	—	—	—	—	—	33,299	33,299	—	33,299
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	2	2

BALANCE, DECEMBER 31, 2005 (IN NT$)	9,647,724,900	$96,477	$157,490	$39,273	$2,680	$31,911	$73,864	$(3)	$327,828

BALANCE, DECEMBER 31, 2005 (IN US$)	9,647,724,900	$2,941	$4,802	$1,197	$82	$973	$2,252	$—	$9,995

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,315	$50,918	$33,299	$1,015
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	3,239	1,565	920	28
Depreciation and amortization	41,569	40,703	41,163	1,255
Impairment loss on long-live assets	—	—	343	10
Impairment loss on long-term investments	—	—	740	23
Net unrealized loss (gain) on short-term investments	—	12	(69)	(2)
Gain on sales of short-term investments	—	—	(163)	(5)
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	143	168	(305)	(9)
Equity in earnings of unconsolidated companies	(3)	(70)	(160)	(5)
Cash dividends received from equity investees	—	56	66	2
Unrealized losses on investment in private mutual fund	—	—	19	1
Stock compensation expenses for shares issued to employees at a discount	1,931	457	12,770	389
Deferred income taxes	425	157	9,689	295
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(760)	(382)	(72)	(2)
Inventories	(1,719)	(326)	(831)	(25)
Prepaid expenses	(8)	(108)	(547)	(17)
Other current assets	145	134	(4,210)	(128)
Other assets	(1,235)	742	(274)	(8)
Increase (decrease) in:
Trade notes and accounts payable	2,159	2,879	(4,002)	(122)
Income tax payable	(1,249)	109	(4,035)	(123)
Accrued expenses	402	162	1,642	50
Customers’ deposits	(1,018)	(2,421)	(1,012)	(31)
Other current liabilities	1,138	464	587	18
Accrued pension liabilities	4,065	(1,229)	1,381	42
Deferred income	(3,016)	(2,385)	(778)	(24)
Other liabilities	90	(40)	4	—

Net cash provided by operating activities	93,613	91,565	86,165	2,627

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sales of short-term investments, net	—	(9,127)	(4,824)	(147)
Acquisition of investments in unconsolidated companies	—	(530)	—	—
Acquisition of investment in private mutual fund	—	—	(500)	(15)
Proceeds from disposal of investments in unconsolidated companies	234	—	—	—
Acquisitions of property, plant and equipment	(32,248)	(22,889)	(22,930)	(699)

(Continued)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
Proceeds from disposal of property, plant and equipment	$6	$215	$374	$11
Acquisitions of patents and computer software	(193)	(122)	(139)	(4)

Net cash used in investing activities	(32,201)	(32,453)	(28,019)	(854)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	(17,000)	—	(200)	(6)
Cash dividends paid	(38,591)	(43,414)	(45,344)	(1,382)
Additional capital contributed by government	80	32	6	—

Net cash used in financing activities	(55,511)	(43,382)	(45,538)	(1,388)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,901	15,730	12,608	385

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,652	13,553	29,283	892

CASH AND CASH EQUIVALENTS, END OF YEAR	$13,553	$29,283	$41,891	$1,277

SUPPLEMENTAL INFORMATION
Interest paid	$66	$4	$2	$—

Income tax paid	$11,121	$10,993	$11,419	$348

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$200	$200	$6

Accrued pension liabilities	$—	$—	$46,915	$1,430
Deferred pension cost	—	—	(34,504)	(1,052)
Deferred income taxes	—	—	(4,059)	(124)

Additional capital contributed by MOTC- pension	$—	$—	$8,352	$254

(Concluded)

Chunghwa Telecom Reports Operating Results for 2005

Taipei, Taiwan, R.O.C. March 30, 2006—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today announced its un-audited operating results for the fourth quarter of 2005 and audited operating results for the full year of 2005 . All figures were prepared in accordance with US GAAP unless otherwise stated.

Net income figures according to US GAAP were affected by the employee stock subscription that was granted as a part of the Company’s privatization in August 2005. According to US GAAP, the discounts provided to employees for the shares to which they subscribed are considered compensation and need to be accounted for as an operating expense. In the third quarter of 2005, Chunghwa recognized NT$1.7 billion. However, upon further research during the fourth quarter, it was determined that Chunghwa’s employee stock subscription program was not the same as typical stock option programs that are offered at other companies. The main difference was that there was no obligation for employees participating in the program to stay with the Company during the lock-up period; therefore, the Company should recognize the total compensation cost of NT$12.8 billion as a one-time charge. This charge will not affect the Company’s cash position. Additionally, the dividend payout will be based on ROC GAAP financials and will be unaffected by the US accounting treatment of the employee stock subscription.

Operating Results for 2005 and the Fourth Quarter of 2005

	US GAAP		ROC GAAP
2005	Amount(NT$bn)	YoY Change	Amount(NT$bn)	YoY Change
Revenue	184.7	(0.3)%	183.4	0.4%
Net income	33.3	(34.6)%	47.7	(4.4)%
Fully diluted EPS(NT$)	3.45	(34.6)%	4.94	(4.4)%

4Q 2005	Amount(NT$bn)	QoQ Change	Amount(NT$bn)	QoQ Change
Revenue	46.2	(3.1)%	46.5	(1.6)%
Net income	(2.63)	(123.7)%	9.5	(31.4)%
Fully diluted EPS(NT$)	(0.27)	(123.7)%	0.98	(31.4)%

(Note) The dividend payout will be based on ROC GAAP financials.

Financial Summary

Revenue

On a segmental basis, total Internet and data service revenue for 2005 increased 7.2% year-over-year (YoY). Of this, Internet service revenue increased 8.6% due to strong broadband subscriber growth while data revenue increased 3.0%. Mobile revenue increased 3.9% as a result of solid subscriber growth and higher value-added services revenue. Fixed-line revenue for 2005 decreased 8.0%. Local service revenue decreased 9.3% due to mobile and ADSL substitution. Domestic long distance revenue decreased 8.3%. This drop was mainly due to mobile substitution and a decrease in transit revenue as alternative operators built and used their own circuits instead of our own. International long distance revenue decreased 4.1% due to stiff competition and the impact from VOIP.

On a quarter-over-quarter (QoQ) basis, total Internet and data revenues increased 3.4%. Mobile services reported a decline in revenue of 3.1% due to seasonal effects. In the fixed-line business, local revenues decreased by 9.3%. This was mainly due to a modification of the amortization schedule of connection fees that are recognized as deferred revenue. Under the modified schedule, the expected patronage life of a customer has been increased, and the result is that we now recognize a lower periodic amount of deferred revenue. Domestic long distance revenue decreased 4.8%, due to typical seasonal effects. International long distance revenue increased by 1.6% compared to 3Q05.

Operating costs and expenses

For year 2005, operating costs and expenses increased 13% on a year-over-year basis to NT$141.6bn. This was mainly due to the NT$12.5bn increase related to the employee stock purchases mentioned above, an increase in performance-based bonuses of 1,348 million and an increase in handset subsidies of NT$939 million. On a sequential basis, operating costs and expenses increased by 37.5% to NT$46.1 billion. This was due again to the employee stock subscription and performance-based bonus.

EBITDA and net income

EBITDA for year 2005 decreased 16.2% to NT$84.3bn, representing a margin of 45.6%. This compares to 54.3% for the same period in 2004. EBITDA for the fourth quarter of 2005 decreased to NT$10.50bn, representing a margin of 22.7%.

Net income for year 2005 decreased 34.6% to NT$33.3bn, representing a net margin of 18.0%, compared to 27.5% for the same period in 2004. The net loss for the fourth quarter was NT$2.6bn, representing a decline of 123.7% over the third quarter. This represents a net margin of -5.7% for the period compared to 23.2% in the third quarter.

The decline in net income for year 2005 and the fourth quarter was mainly due to the previously mentioned employee stock purchase plan and performance-based bonus.

Capex

Capital expenditures totaled NT$22.9bn for year 2005, which was similar to 2004.

Cash Flows

Cash flow from operations remained strong, reaching NT$86.2bn for year 2005 compared to NT$91.6bn for the same period in 2004. As of December 31, 2005, our cash and cash equivalents totaled NT$41.9bn and we had only NT$0.5bn of total debt outstanding.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for year 2005 increased by 7.2% YoY to approximately NT$42.1bn. Revenue in the fourth quarter of 2005 was NT$11.1bn, a 3.4% QoQ increase. This was primarily driven by a continued increase in broadband subscriber numbers.

•	The total number of Internet subscribers was about 4.1mn as of December 31, 2005, a 7.6% YoY increase. In the fourth quarter of 2005, we added 54,000 subscribers.

•	ADSL subscribers totaled 3.65mn as of December 31, 2005, a 19.0% YoY increase. We continued our growth in this business by adding 116,000 ADSL subscribers in the fourth quarter of 2005.

•	Data revenue increased 3% in 2005 due to a 13.1% increase in managed data services.

•	IPTV service was first offered in the Taipei metropolitan area in March 2004, and by the end of 2005, Chunhgwa accumulated around 100 thousand subscribers. The company expanded the service island-wide in August, and it now covers 75% of the island’s population. Currently, there are 33 broadcasting channels and approximately 1,600 on-demand programs. Chunghwa also launched home banking and karaoke as a part of IPTV value-added services in August 2005.

Mobile Service

•	Mobile revenue for 2005 increased by 3.9% YoY to NT$73.0bn due to an increase in postpaid customers and increased VAS revenue. For the fourth quarter of 2005, mobile revenue decreased by 3.1%. This was due to typical seasonal weakness.

•	At the end of 2005, the total number of mobile subscribers was 8.16mn. The 0.4% YoY decrease was primarily due to our clean-up of inactive prepaid subscribers.

•	Our blended Average Revenue per User (ARPU) was NT$744 in 2005, an increase of 4.5% from NT$712 in 2004. ARPU for the fourth quarter of 2005 was NT$755.

•	We rolled out our 3G service on July 26, 2005. By the end of December, we had around 296 thousand 3G subscribers and 86% of them were 2G subscribers who migrated without changing their phone number. As of the end of 2005, 25% of our 3G subscribers chose packages with monthly fees higher than NT$900, whereas only 4.1% of customers paid fees that were this high for 2G and 2.5G subscribers.

•	Mobile Number Portability became effective on October 13, 2005. According to DGT statistics, till the end of 2005, Chunghwa turns out to be the beneficiary.

•	Mobile VAS revenue was NT$3.2 billion in 2005, representing a 39% YoY increase. It now represents 4.39% of total mobile revenue compared to 3.28% in 2004.

Fixed Line Services

•	Total fixed line revenues for 2005 declined by 8.0% to NT$66.3bn, mainly due to mobile substitution and a continuous migration of dial-up subscribers to ADSL broadband services and market competition. Fixed-line revenue for the fourth quarter of 2005 was NT$15.9bn, a decrease of 6.2% QoQ.

•	Chunghwa’s total fixed line subscriber base stood at approximately 13.3mn as of December 31, 2005, a 0.1% YoY increase.

Webcast

www.cht.com.tw/ir/

Financial Statements

Financial statements and additional operating data can be found on our website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile, and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this presentation contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this presentation were audited, and prepared and published in accordance with US GAAP. Investors are cautioned that there are many differences between US GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this presentation reflect the current belief of Chunghwa Telecom as of the date of this presentation and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fufu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw